ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

December 9, 2021

Via Edgar

Priscilla Dao, Esq.

Joshua Shainess, Esq.

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Registration Statement on Form F-1
Filed November 30, 2021
File No. 333-261423

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2021.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 7, 2021 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 1 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

December 9, 2021

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form F-1 Filed

General

1.	We note that you recently closed your acquisition of Xcite Interactive, Inc. Please tell us what consideration you have given to providing financial statements and pro forma financial information for Xcite pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please provide the significant computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions..

Response:	The Company has amended the Registration Statement by including in Amendment No. 1 unaudited pro forma financial information for the year ended December 31, 2020 and the nine-month period ended September 30, 2021 giving effect to the Company’s acquisition of Xcite Interactive, Inc. (“Xcite”) as if such acquisition had occurred on January 1, 2020. In addition, the Company has included in Amendment No. 1 the audited financial statements of Xcite for the years ended December 31, 2020 and 2019.

As the Company has included in the Registration Statement the financial statements and pro forma financial information for the Xcite acquisition required for the highest level of significance set forth in Rule 1-02(w) of Regulation S-X, the Company is not providing the significance computations as requested, but will furnish those computations to the Staff if still required by the Staff upon telephone request to the undersigned at (212) 326-0846.

*      *     *

Securities and Exchange Commission

December 9, 2021

As it is the goal of the Company to have the Form F-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.